Contact

www.linkedin.com/in/mark-dacy-360847205 (LinkedIn)

Top Skills

English
Coaching
Team Building

Certifications

Associate Certified Coach (ACC)
Attorney
Certified Professional Co-Active Coach

Mark Dacy

Coach at P2P Coaching. CPCC and ACC Certified.
Denver Metropolitan Area

Summary

My vision is to awaken and champion within every individual, the capacity for deeper self-awareness, unbounded creativity and a more expanded perspective towards transformation, where those individuals can thrive, connect and excel. Through human-to-human connection, we can ignite the best versions of ourselves and connect to the part of us that brings us closer to our True Self. At Sholder, I help develop, bolster, and cultivate a rich community of like-hearted individuals, who are eager and thirsty for deep, informative work that helps impact both themselves and the lives around them. We are Space Holders, a community of souls here to open the possibility to "What If".

Experience

Sholder
Co-Founder
2020 - Present (3 years)
Boulder, Colorado, United States

P2P Coaching
Executive Coach
January 2014 - Present (9 years 11 months)
Atlanta, Georgia, United States

Executive Coach; Career Coach; Divorce and Relationship Coach; Youth Coach.

Coaching approach emphasizes transformative personal growth through self-awareness and self-reflection. Utilize co-active coaching model in addition to modalities including but not limited to Positive Intelligence, Enneagram, Four Tendencies, Emotional Intelligence, and Improv.

Partner with DISC and ORSC certified practitioners.

Corporate sector clients include emerging leaders and managers (and teams) in Fortune 500 Company; attorneys, accountants and real estate professionals (my industry background); wealth management SVP; and public sector software technology project managers.

Non Profit sector clients include Founders of internationally renowned special abilities Sailing Center; Community Health Advocacy and Education Center; and Historic Preservation Organization.

Non-Corporate Clients include divorcees; LGTBQ youth and adults; inter-family members

Georgia Power Company
Executive Coach
January 2019 - December 2019 (1 year)
Atlanta Metropolitan Area

Co-Created workshops emphasizing communication and collaboration skillsets. Facilitated group trainings. Coached emerging leaders and mid level managers and team members. Contract was to be renewed for 2020 pre-Covid as HR resources retasked.

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Education

University of Florida
Doctor of Law - JD, Real Estate and Estate and Trust · (1989 - 1992)

University of Florida
Master of Science - MS, Tax Law/Taxation · (1988 - 1989)

Emory University
Bachelor of Science - BS, Accounting · (1983 - 1987)